SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Series II Notes, originally issued by IRSA Propiedades Comerciales S.A., in a principal amount of USD 121,015,000.00 (originally capital oustanding was USD 360,000,000 and with date July 12, 2022, the partial cancellation of USD 238.985.000 was announced), due 2023.

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on September 23, 2022, will start the payment of the thirteenth installment of interests related to its Series II Notes issued on March 23, 2016.

Payment Agent:	The Bank of New York Mellon
Date of effective payment:	September 23, 2022
Number of service to be paid:	Thirteenth installment of interests.
Period comprised by the payment:	March 23, 2022 / September 23, 2022
Concept of payment:	Interests (100%).
Payment Currency:	USD (United States Dollars).
Capital Outstanding:	USD 121,015,000.00
Annual Nominal Interest:	8.75%
Amount of interest being paid:	USD 5,294,406.25

Interests will be paid to the people at whose name the Notes were registered as of September 22, 2022 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

September 16, 2022	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets